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        Securities and Exchange Commission

        Division of Corporation Finance

        100 F Street, N.E.

        Washington, D.C. 20549

Attn:	Sergio Chinos Kate McHale Dale Welcome John Cash Division of Corporation Finance

Re:	Atotech Ltd Draft Registration Statement on Form F-1 Submitted July 29, 2019 CIK No. 0001762459

FOIA Confidential Treatment Requested Under 17 C.F.R. §200.83

Ladies and Gentlemen:

On behalf of our client, Atotech Limited (the “Company,” “we,” “our” and “us”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated October 8, 2019 (the “Comment Letter”) with respect to the Registration Statement on Form F-1 filed with the Commission by the Company on September 25, 2019 (the “Registration Statement”). Concurrently with the submission of this letter, the Company has filed Amendment No. 3 to the Registration Statement (the “Amendment No. 3”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment.

General

1.

We note throughout the amendment, you have added Compound Annual Growth Rate (CAGR) estimates for your market segments. Please include the assumptions underlying these estimates or other mitigating language to emphasize the speculative nature of this metric.

Response: The Company respectfully notes the Staff’s comment and has supplemented the relevant disclosure on pages iv, 98 and 100 to emphasize the speculative nature of the metric.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Historical Cash Flows – Operating activities, page 86

CONFIDENTIAL TREATMENT REQUESTED BY ATOTECH LIMITED PURSUANT TO 17 CFR 200.83

December 10, 2019

2.

You state that the “decrease in net cash provided by operating activities for the six months ended June 30, 2019 was primarily due to an increase in working capital, higher interest expense resulting from the Holdco Notes issuance and the Incremental Borrowings, and from higher tax expenses.” Please expand your narrative to more fully explain the reasons for the increase in working capital between periods.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 87 of Amendment No. 3 to clarify that the reasons for the increase in working capital between periods was attributable to a higher net loss on financial instruments of $21.5 million and higher taxes paid of $10.9 million, partially offset by a higher net income, which increased $11.7 million during the nine months ended September 30, 2019 as compared to the nine months ended September 30, 2018 and the benefit from a lower working capital of $3.8 million.

Unaudited Condensed Consolidated Statement of Cash Flows, page F-6

3.	Please revise your subtotal to say “cash used in financing activities” since you show a use of cash for both periods presented.

Response: The Company respectfully notes the Staff’s comment and has revised page F-6.

*    *    *    *

CONFIDENTIAL TREATMENT REQUESTED BY ATOTECH LIMITED PURSUANT TO 17 CFR 200.83

December 10, 2019

We hereby advise the Staff that we will ensure that, prior to effectiveness, the Staff will receive a copy of a letter or a phone call from FINRA stating that FINRA has completed its review of the underwriting arrangements and has no objection.

In connection with the above responses to the Staff’s comments, we acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (202) 637-1028 or my colleague, Jason M. Licht, at (202) 637-2258.

Very truly yours,

Patrick H. Shannon
of LATHAM & WATKINS LLP

Cc:	Geoff Wild, Chief Executive Officer, Atotech UK Topco Limited

Josh McMorrow, Vice President and Group General Counsel, Atotech UK Topco Limited

Jason M. Licht, Latham & Watkins LLP

CONFIDENTIAL TREATMENT REQUESTED BY ATOTECH LIMITED PURSUANT TO 17 CFR 200.83